UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
Commission File Number: 333-284004

HEIDMAR MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

 89 Akti Miaouli
Piraeus, Greece 18538
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   [X]     Form 40-F   [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the joint press release of Heidmar Maritime Holdings Corp. ( “we,” “our,” “us” or the “Company”) and MGO Global Inc. (“MGO”) announcing the completion of the business combination between the Company and MGO.

On February 19, 2025 (the “Closing Date”), pursuant to the Business Combination Agreement dated June 18, 2024, as amended on December 17, 2024 and January 31, 2025, between the Company, MGO, Heidmar Inc. (“Heidmar), HMR Merger Sub Inc. (“Merger Sub”) and certain shareholders of Heidmar (the “Business Combination Agreement”), the parties consummated the business combination (the “Business Combination”), which resulted in each of MGO and Heidmar becoming wholly-owned subsidiaries of the Company. For more information with respect to the Business Combination Agreement and the Business Combination, see the Company’s registration statement on Form F-4 (File No. 333-284004), including the proxy statement/prospectus therein, filed with the U.S. Securities and Exchange Commission and declared effective on February 4, 2025.

The Company’s common shares will commence trading on the Nasdaq Capital Market (“Nasdaq”) at market open on February 20, 2025 under the ticker symbol “HMR”.

Effective as of the Closing Date, the board of directors of the Company (the “Board”) consists of the following seven directors:

•	Pankaj Khanna has served as Chief Executive Officer of Heidmar since 2019 and has over 35 years of experience in maritime transportation, offshore oil & gas asset owning and service businesses and has held executive positions in various publicly listed entities. Prior to joining Heidmar, Mr. Khanna was the Chief Executive Officer of Ocean Rig UDW Inc. (formerly NYSE: ORIG), an Athens-based operator of semi-submersible oil platforms and underwater drillships, and Pioneer Marine Inc. (OSLO-OTC: PNRM), an Oslo-listed, Athens-based dry bulk company specializing in geared tonnage. He also served as Chief Operating Officer at Dry Ships Inc. (formerly NYSE: DRYS), an Athens-based owner and operator of dry bulk, tanker and gas carrier vessels, and as Vice President of Strategic Development at Teekay Shipping (NYSE: TK), a Bermuda-headquartered owner and operator of crude and product tankers. Mr. Khanna graduated from Blackpool and the Fylde College, Fleetwood Nautical Campus and also received a postgraduate diploma in International Trade and Transport from London Metropolitan University. We believe that Mr. Khanna’s involvement with Heidmar and extensive experience across different sectors in the maritime industry provides him with the qualifications and skills to serve as a member of the Holdings Board.

•	James Lawrence is currently the Chairman of MTI USA and President and founding partner of MTI Network, and combines over 37 years of experience in the maritime industry. In addition, Mr. Lawrence serves as Chairman of the publishing company Marine Money, which produces the monthly magazine Marine Money, the weekly on-line report Freshly Minted, the newsletter International Ship Registry Review, and the directory Official Guide to Registries. He is also Chairman of International Marketing Strategies Inc., a US based sales and marketing company providing US and non-US based maritime focused companies, governments and associations with sophisticated entry to North American markets. Mr. Lawrence is also currently on the board of the Seamen’s Church Institute in New York and the CMA Education Foundation. We believe that Mr. Lawrence’s involvement in, and depth of knowledge across, all sectors of the marine industry provides him with the qualifications and skills to serve as a member of the Holdings Board.

•	Andreas Konialidis combines over two decades of experience in the commercial shipping industry, with particular expertise in the tanker sector. Mr. Konialidis is currently Head of Tanker Chartering at Heidmar and the Managing Director of Curzon Maritime Ltd., a brokerage and consultancy firm based in London where he has developed and overseen chartering activities and projects across many segments of the industry. Mr. Konialidis has also previously served as Director of Crude Carriers Corp, a NYSE-listed company. He has an undergraduate degree from the University of Plymouth in Maritime Business and Maritime Law. We believe that Mr. Konialidis’ extensive experience in the tanker shipping sector provides him with the qualifications and skills to serve as a member of the Holdings Board.

•	John Shelley combines over 40 years of experience in the maritime industry. From 1992 to 2024 Mr. Shelley was a Partner at McQuilling Partners Inc. where his expertise was the spot and period tanker markets developing relationships with clients worldwide. McQuilling Partners Inc. is a privately held company providing transportation services to clients in the shipping, commodity, and financial service industries. He graduated from the United States Merchant Marine Academy with a Bachelor of Science degree in Marine Engineering and a USCG 3rd Assistant Engineers license. We believe that Mr. Shelley’s extensive experience in the maritime industry provides him with the qualifications and skills to serve as a member of the Holdings Board.

•	Niovi Iasemidi brings over 15 years of experience in the investment and maritime industries and currently serves as Deputy Chief Financial Officer of Capital Clean Energy Carriers Corp. (Nasdaq: CCEC). Prior to this role, she was Vice President of Finance at Capital Maritime & Trading Corp., following her tenure as a Principal at Hayfin Capital Management in London, where she specialized in maritime investments. Ms. Iasemidi spent nearly a decade at TMS Cardiff Gas, an international LNG tanker operator based in Athens, serving as Director of Finance and Business Development. She began her career in asset management and investment banking, holding positions at Morgan Stanley and Société Générale in London and Paris. A CFA charterholder and member of the Chartered Financial Analyst (CFA) Institute, she holds an undergraduate degree from the University of Warwick and a master’s degree from the London School of Economics and Political Science. We believe that Ms. Iasemidi’s extensive experience in both the investment and maritime industry provides her with the qualifications and skills to serve as a member of the Holdings Board.

•	André Lockhorst combines over 25 years of experience in the banking industry, across major financial hubs in Asia Pacific (Singapore) and Europe (Amsterdam) and is specialized in transportation and commodity finance. From 2018 to 2020 he served as Head of Transportation & Logistics – North Europe & Middle East for ABN AMRO Bank N.V., Amsterdam and from 2020 to 2021 he served as Sector Lead of Transportation Europe. Mr. Lockhorst is currently a partner at Maritime fund manager PROW Capital where he is responsible for the commercial strategy of a EUR400m alternative Maritime debt platform. He has an undergraduate degree from Amsterdam Academy for Banking and Finance. We believe that Mr. Lockhorst’s extensive experience in the finance industry provides him with the qualifications and skills to serve as a member of the Holdings Board.

•	Vasileios Loutradis has 15 years of tanker chartering experience and has served on Heidmar’s tanker chartering team since 2022. Previously, he worked at a shipping brokerage firm based in London and for Curzon Shipbrokers Corp., where he specialized in commercial chartering within the tanker sector. At Heidmar, he manages a substantial fleet, focusing on Suezmax and Aframax vessels worldwide, as well as providing market insights and strategic analysis to attract shipowners to Heidmar’s fleet. Mr. Loutradis holds a bachelor’s degree in business management and finance from Westminster University of London. We believe that Mr. Loutradis extensive experience in the maritime shipping industry provides him with the qualifications and skills to serve as a member of the Holdings Board.

The Board has determined that Messrs. Lawrence, Lockhorst and Shelley and Ms. Iasemidi qualify as “independent” within the meaning of Nasdaq rules. The Company’s Audit Committee will consist of Messrs. Lawrence, Lockhorst and Shelley. The Company’s Nominating and Compensation Committee will consist of Ms. Iasemidi and Messrs. Lockhorst and Shelley. As a foreign private issuer, the Company has the option to follow certain home country corporate governance practices rather than those of the Nasdaq, provided that it discloses the requirements it is not following and describes the home country practices it is following. The Company intends to rely on the foreign private issuer exemption with respect to Nasdaq Listing Rule 5605(b)(2) requiring the Board to hold “executive sessions” consisting of only independent directors, and will hold regular meetings, which is consistent with the laws of the Republic of the Marshall Islands.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
HEIDMAR MARITIME HOLDINGS CORP.
(Registrant)

Dated: February 19, 2025
	By:	/s/ Pankaj Khanna
Pankaj Khanna
Chief Executive Officer